October 26, 2017

QTA: TSX VENTURE
QTRRF: OTCQB
NR-10-17

QUATERRA RELEASES FINAL 2017 DRILL RESULTS AT YERINGTON COPPER PROJECT, NEVADA

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced results from the last three holes of a 13-hole, 26,056-foot drill program at its Yerington Copper Project. Drilling, which began in March 2017, tested targets across the Company’s 51-square-mile land package located in the historic Yerington Copper District of Nevada.

The three holes reported today (YM-043-17, YM-044-17 and YM-045-17) tested the depth extension of mineralization in and around the historic Yerington pit. (For drill hole locations please see map on the Company website at www.quaterra.com/2017-drill-hole-map/). Hole YM-043-17, drilled at - 55 degrees, intersected 1,269.5 feet averaging 0.15% copper, as shown in Table 1. Hole YM-045-17, also drilled at - 55 degrees, collared in the pit about 900 feet further east, intersected several thinner intervals with grades ranging to 0.55% copper, including a shallow oxide zone (See Table 1 below for more details). Hole YM-044-17, drilled on the northwest rim of the Yerington pit at - 50 degrees, intersected several narrow zones of mineralization averaging less than 0.2% copper.

These results, in combination with previously announced holes YM-041A-17 and YM-042-17, have extended sulfide mineralization from 600 to 800 feet below the currently defined resource across a strike length of 4,400 feet. The absence of higher grade mineralization in these widely spaced holes decreases the likelihood that better grades over appreciable widths exist at greater depth below the pit.

Mineralization, primarily chalcopyrite, is hosted in a quartz monzonite-quartz monzonite porphyry complex and occurs as sheeted veins and vein swarms that are steeply dipping and strike northwesterly parallel to the long axis of the pit. Copper grades are directly related to vein intensity and spacing, which vary markedly over short distances.

Table 1. Significant intercepts from Yerington Holes YM-043-17,
YM-044-17 and YM-045-17

HOLE YM-043-17	From	To	Interval	%
	feet	feet	feet	Cu
	692.0	1961.5	1269.5	0.15
includes	1077.3	1151.4	74.1	0.23
includes	1592.0	1656.0	64.0	0.26
HOLE YM-044-17	From	To	Interval	%
	1016.9	1089.0	72.1	0.16
	1665.8	1726.0	60.2	0.10
	1789.1	1842.0	52.9	0.14
HOLE QM-045-17	From	To	Interval	%
Oxide	65.2	140.9	75.7	0.17
	992.0	1006.0	14.0	0.36
	1060.2	1076.0	15.8	0.55
	1147.0	1378.6	231.6	0.15
includes	1236.5	1322.0	85.5	0.23
includes	1346.0	1363.8	17.8	0.28
	1568.5	1584.0	15.5	0.26
	1736.0	1993.5	257.5	0.13

*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization

The 2017 drill program at Yerington was funded with option payments to SPS by Freeport-McMoRan Nevada LLC (“Freeport Nevada”). On September 13, Quaterra announced that Freeport Nevada had terminated its option to acquire an interest in the Yerington Copper Project. As a result Quaterra now has regained full control over its 100% interest in these assets.

Quaterra’s Yerington Copper Project is located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada. It consists of the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the MacArthur oxide and sulfide deposit; the Bear porphyry copper deposit; and several untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district. Quaterra has been active in the Yerington District since 2006, and has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur.

Quality assurance and control

Drilling includes both reverse circulation (RC) and core, contracted to Layne Christensen Company, Chandler, Arizona, which provided both drill rigs. Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA – Inspectorate America Corporation, an ISO certified assaying/geochemistry facility, in Reno, Nevada, for sample preparation. Gold analyses are assayed in Bureau Veritas’ lab in Reno using their “FA430” procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas’ lab in Vancouver, B.C., Canada, for analysis using their “MA 300” procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

SPS also engaged a reverse circulation (RC) drill rig in the current program. RC samples were shipped to the Bureau Veritas Minerals NA facility in Reno, Nevada, for sample preparation and analyses following the same procedure and protocol, including inserted blanks and standards, as that of the core samples described above.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies. It has an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska.

On behalf of the Board of Directors,
Thomas Patton, President & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President & CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that further exploration drilling will be undertaken, that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.